

Mail Stop 4631

March 14, 2016

Via E-mail
Ms. Stacie Schuler
Chief Financial Officer
Granite Falls Energy, LLC
15045 Highway 23 SE
Granite Falls, MN 56241-0216

>   **Re: Granite Falls Energy, LLC**
>   **Form 10-K for the Fiscal Year Ended October 31, 2015**
>   **Filed January 28, 2016**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed February 1, 2016**
>   **File No. 0-51277**

Dear Ms. Schuler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

General

1.   We note your business is significantly impacted by market prices of several commodities including ethanol, corn, and gasoline. Please revise future annual and quarterly filings to quantify and discuss average market prices for each of these commodities, and any other commodities that materially impact your operating results, during each period presented.

Critical Accounting Estimates – Property and Equipment, page 32

2. In future filings, please expand your narrative to disclose and discuss at what level you evaluate the recoverability of your property, plant, and equipment.

Results of Operations, page 33

3. As previously requested, please revise future annual and quarterly filings to quantify and disclose the number of gallons of ethanol sold, the number of bushels of corn consumed, the average sales price per gallon of ethanol sold, and the average cost per gallon of ethanol produced during each period presented. Please also disclose and discuss the reasons for changes in these amounts during each period presented.

Credit Arrangements, page 42

4. In future filings, please disclose and discuss the most significant/restrictive financial covenants/ratios you are required to comply with.

Other HLBE Credit Arrangements, page 43

5. You reference the existence of subordinated convertible debt in your narrative; however, this debt does not appear to be outstanding any longer. Please clarify or revise future filings as appropriate.

Item 8. Financial Statements and Supplementary Data, page 47

General

6. Based on your disclosures on page 5, we note that you determined your Granite Falls plant and Heron Lake plant are operating segments and you determined these segments may be aggregated into one reportable segment. Please revise future filings to provide the disclosures required by ASC 280-10-50-21, including the fact that you aggregate operating segments.

Note 5. Concentrations, page 61

7. Please revise future filings to separately disclose the percentage of revenue attributable to each significant customer during each period presented as required by ASC 280-10-50-42.

Note 9. Debt Facilities, page 63

8. To the extent that $4.8 million was outstanding under the Heron Lake credit facility as of October 31, 2015, please revise future filings to reconcile the amount you disclose as

available under the credit facility, of $24.5 million at October 31, 2015, here and on page 42.

<u>Item 9A. Controls and Procedures, page 69</u>
<u>Internal Controls Over Financial Reporting, page 69</u>

9.   Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation of Governors and Executive Officers, page 27</u>
<u>Bonus, page 28</u>

10.   In future filings, please clearly describe the factors the board uses to determine the bonus amount awarded to your Chief Financial Officer. For instance, is the performance metric and calculation done in the same manner as your Chief Executive Officer?

<u>Summary Compensation Table, page 30</u>

11.   We note that you have included the cash incentive amount paid to your Chief Executive Officer in the "All Other Compensation" column. If the bonus was granted under a plan providing for compensation intended to serve as incentive for performance to occur over a specified period of time, then the bonus would be disclosed under the "Non-Equity Incentive Compensation Plan" column. Please explain to us why the 2015 payments were listed under the "All Other Compensation" column and to the extent necessary, revise your future filings accordingly. For guidance, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations.

12.   On page 28 you state that the bonus paid to your Chief Financial Officer in 2015 was $21,038. It is unclear if this is an incentive based bonus or was determined in some other manner. Please tell us the basis for this award. We also note that the $21,038 amount is reported in this table for 2014, not 2015. Further, as we noted in our comment above, please explain to us as well as in future filings, the basis for the placement of amounts in various columns under this table and include narrative disclosure explaining the non-incentive based bonuses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Stacie Schuler
Granite Falls Energy, LLC
March 14, 2016
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction